Exhibit 99.21
Quest Rare Minerals Ltd.
QUEST DRILLING DISCOVERS NEW DEEP REE ZONE NORTHWEST
OF THE B-ZONE PEGMATITE DEPOSIT, RETURNS UP TO 14.3
METRES AT 2.65% TREO, STRANGE LAKE, QUÉBEC
Highlights:
-	B-Zone drilling continues to expand the size of the high grade mineralized surface Pegmatite Spine for over 1.2 km in strike length, with widths varying from 125 to 550 m and vertical thickness from 10.0 to over 191.0 metres

-	Multiple, high grade intersections of between 1.10% and 31.47% TREO over widths of 0.75m and 67.0m characterize all holes drilled into the surface pegmatite zone, within a larger, 152.6 and 314.6 m-thick, mineralized envelope grading between 0.86%-1.06% TREO

-	Deepening of 2009 drillholes into the B-Zone deposit have extended the granite hosted mineralization from a maximum vertical thickness of 135.2 m to over 314.6 m vertical

-	Drilling has also identified a new, deep zone of mineralization to the northwest of the Pegmatite Zone at depths from 60.6 m to 241.0 m returning 1.11% TREO over 180.4 m including 14.3 m grading 2.65% TREO
Toronto, December 9, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to report the additional results from 2010 diamond drilling of their B-Zone rare earth element (REE) deposit. Lab results for holes BZ-10-44 to BZ-10-70 and one drillhole extension (BZ09015) have returned multiple, high Total Rare Earth Oxide (TREO) grade intersections of between 1.10% and 31.47% over thicknesses of 0.75 m to 67.0 m. Heavy REE (HREE) represents between 37% and 56% of the Total REE (TREO) content intersected in the new drilling. Best intersection grades returned 1.57% TREO over 29.1 m (BZ10060), 1.43% TREO over 22.5 m (BZ10066) and 1.49% TREO over 18.8 m (BZ10048). In addition, drilling has intersected a new, deeper zone of mineralization to the northwest of the surface Pegmatite returning 2.65% TREO over 14.3 m including some very high-grade intervals returning up to 31.47% TREO over 0.75 m carrying 17.6% HREE. More drilling will be required during the winter program to better define the extent of this important new area of mineralization. The detailed drill sample analysis table has been posted to Quest’s website homepage at www.questrareminerals.com for review.
“Definition drilling on the B-Zone Pegmatite continues to return very strong grades of REE over important vertical thicknesses with consistently high proportions of valuable HREE,” said Peter Cashin, Quest’s President & CEO. “With the evidence of a new area of mineralization to the northwest from our Pegmatite Zone, the B-Zone deposit is developing to be a larger resource than originally thought. The Pegmatite Zone will likely constitute the focus of more advanced economic assessments of the B-Zone deposit in the future with additions to the resource model coming from the new deep zone as well as extensions of the Pegmatite Zone to the north and south.”

B-Zone Definition Drill Program
Assays have been received for the 27 additional definition drillholes and one 2009 hole extension, representing 6,005.4 m (see Table 1, 2). The definition drilling program was designed to probe the B-Zone at drill centers of between 50-100 m. Drill results continue to confirm strong REE mineralization over 1.1 km strike length and over widths of up to 600 m. Drilling continues to define mineralization to be relatively flat dipping. A north trending Pegmatite Zone at the core, or spine, of the mineralized envelope (see Figure 1), has been defined along a minimum strike length of 1.1 km and vertical thicknesses of up to 191.3 m and to constitutes the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is expressed as a two km-long, northeast trending airborne radiometric anomaly northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further under the lake. Historical IOC drilling, located one km further to the north, indicates that mineralization may continue in this direction.
The best results from the additional drillholes of the program (see Table 1 for hole locations) are:

	From	To	Length				HREO
Borehole	(m)	(m)	(m)	TREO%	LREO%	HREO%	%
BZ10044	5.86	158.44	152.58	0.852	0.544	0.309	36.20
BZ10044	18.16	36.53	18.37	1.181	0.688	0.493	41.76
BZ10044	18.16	20.26	2.10	3.062	1.935	1.127	36.79

BZ10046	4.67	173.50	168.83	0.838	0.512	0.327	38.97
BZ10046	74.34	88.00	13.66	1.234	0.679	0.554	44.94
BZ10046	129.89	149.87	19.98	0.872	0.532	0.339	38.93

BZ10047	6.00	200.70	194.70	0.890	0.512	0.378	42.48
BZ10047	116.30	134.80	18.50	1.428	0.660	0.768	53.78
BZ10047	117.95	129.18	11.23	1.795	0.791	1.004	55.93

BZ10048	3.00	198.60	195.60	0.924	0.554	0.369	39.99
BZ10048	19.60	126.00	106.40	1.048	0.602	0.446	42.59
BZ10048	19.60	38.40	18.80	1.485	0.735	0.751	50.54
BZ10048	32.50	35.88	3.38	3.522	1.564	1.958	55.60
BZ10048	91.00	105.25	14.25	1.106	0.649	0.458	41.37

BZ10053	18.59	120.88	102.29	0.956	0.559	0.397	41.52
BZ10053	18.59	24.47	5.88	1.150	0.540	0.611	53.10
BZ10053	98.98	110.56	11.58	1.128	0.613	0.515	45.66
BZ10053	39.87	56.2	16.33	1.100	0.626	0.474	43.11

BZ10055	1.50	194.30	192.80	0.890	0.546	0.344	38.66
BZ10055	24.80	31.55	6.75	1.114	0.648	0.467	41.89
BZ10055	86.00	113.00	27.00	1.149	0.673	0.476	41.45
BZ10055	94.30	99.30	5.00	2.057	1.057	1.000	48.60

	From	To	Length				HREO
Borehole	(m)	(m)	(m)	TREO%	LREO%	HREO%	%
BZ10058	35.80	92.00	56.20	1.008	0.578	0.430	42.67
BZ10058	35.80	56.00	20.20	1.168	0.639	0.529	45.28

BZ10059	5.96	320.60	314.64	0.860	0.560	0.300	34.88
BZ10059	51.96	129.05	77.09	0.974	0.574	0.400	41.05
BZ10059	97.66	106.77	9.11	1.760	1.047	0.713	40.50

BZ10060	9.45	212.60	203.15	0.911	0.557	0.354	38.88
BZ10060	12.00	79.00	67.00	1.248	0.684	0.564	45.22
BZ10060	58.80	63.00	4.20	2.603	1.143	1.460	56.09
BZ10060	49.90	79.00	29.10	1.568	0.749	0.819	52.23
BZ10060	70.00	79.00	9.00	2.238	1.012	1.226	54.80

BZ10064	2.91	251.40	248.49	0.848	0.516	0.332	39.14
BZ10064	137.00	143.79	6.79	1.431	0.690	0.741	51.76
BZ10064	137.00	182.35	45.35	1.068	0.602	0.466	43.68
BZ10064	171.75	182.35	10.60	1.386	0.716	0.670	48.32

BZ10065	10.40	189.70	179.30	0.923	0.584	0.339	36.71
BZ10065	44.00	116.00	72.00	1.013	0.629	0.384	37.90
BZ10065	83.20	87.67	4.47	2.017	1.081	0.936	46.40

BZ10066	2.65	272.40	269.75	0.873	0.547	0.326	37.39
BZ10066	2.65	25.15	22.50	1.421	0.723	0.698	49.10
BZ10066	10.06	14.35	4.29	2.456	1.209	1.247	50.76
BZ10066	93.47	97.07	3.60	1.647	1.017	0.630	38.26

BZ10067	3.00	215.30	212.30	0.870	0.557	0.313	36.00
BZ10067	60.00	113.00	53.00	1.020	0.585	0.435	42.65
BZ10067	80.00	90.00	10.00	1.284	0.697	0.588	45.76

BZ10068	3.20	188.50	185.30	0.912	0.549	0.363	39.78
BZ10068	51.19	75.78	24.59	1.074	0.556	0.518	48.26
BZ10068	109.53	113.89	4.36	2.221	1.048	1.173	52.80

BZ10070	7.13	248.30	241.17	1.062	0.712	0.350	33.00
BZ10070	60.60	159.00	98.40	1.029	0.622	0.407	39.58
BZ10070	157.75	159.00	1.25	4.290	2.069	2.222	51.79
BZ10070	201.85	202.60	0.75	31.465	29.594	1.871	5.95
BZ10070	196.70	211.00	14.30	2.651	2.185	0.466	17.58
BZ10070	237.00	241.00	4.00	1.899	1.579	0.320	16.83

The better grades of mineralization are associated with what is termed the Pegmatite Zone which is composed of a high proportion of very coarse-grained pegmatite intercalated with extremely altered intrapegmatitic Strange Lake peralkaline granite at the uppermost parts of the B-Zone mineralized system (see Diamond Drill Section in Figure 2). The highly-altered granite hosting pegmatites continue to carry elevated grades of REE in excess of 0.7% TREO over core lengths of over 314.6 m. A 0.85% TREO cutoff, as specified in Quest’s recent Preliminary Resource Estimate (see Press Release: April 7, 2010), was used in determining the average grades of diamond drill intersections.
In addition to the definition drilling on the Pegmatite Zone, deep drilling to the northwest at a vertical depth topping out at 60m below surface has intersected a new zone of pegmatite-style mineralization. The new Pegmatite Deep Zone was intersected in drillhole BZ10070 to a depth of 241.0 m. Further drilling will be oriented to expand this important new area of mineralization, likely during the proposed Winter 2011 drilling program.
Revised 43-101 Resource Estimate — B-Zone Deposit
Work is continuing on building and finalizing the digital database for the 2010 diamond drilling program. Once the remaining assay data is received from the Laboratory and incorporated into the data file, it will be delivered to Wardrop Engineering, Inc. of Toronto, Ontario, for resource calculation. It is anticipated that the revised resource estimate will be delivered before the end of the First Quarter of 2011 for filing on SEDAR.com.
Quality Control
Mr. Peter Cashin, P. Geo., is the qualified person on the Strange Lake Project under National Instrument 43-101 and is responsible for this news release. Material for analysis has been obtained from drill core which was cut in half using a diamond saw. Half of the core was sent to the lab for analysis, with the remaining half left on-site for future reference. A strict QA/QC program is followed which includes the use of elemental standards, duplicates and blanks. Analyses were performed by Activation Laboratory Limited of Ancaster, Ontario.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL : www.questrareminerals.com

Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1 — Geological and Diamond Drilling Compilation Map, B-Zone REE Deposit, Strange Lake Project, Québec

Pegmatite is Open to North
Hole BZ10070
Section BL2+700
Pegmatite Zone
Pegmatite is Open to South
QUEST
RARE MINERALS LTD.
0
100
200
300
400
m
NAD83/ZONE20N
Scale: 1:6000
2009 Quest Collars
2010 Quest Collars
2010 Quest Collars with reported assay results
Historical IOC collars
Strange Lake trenches
Quartz monzonite
Fluorite-hematite breccia
Undivided gneiss
Inclusion bearing subsolvus granite
Pegmatite thickness
> 25 m
>10 m
Lac Brisson air strip
Roads
Sections Reported in Current Release
Quest Rare Minerals
Strange Lake Project
B Zone
2010 Drilling

Figure 2 — Composite Diamond Drill Section BL2+700, B-Zone REE Deposit, Strange Lake Project, Québec

High-Grade Surface Pegmatite Zone
BZ10043
BZ09019
BZ10048
BZ10049
BZ10051
BZ10052
BZ10053
197.2 m
158.4 m
101 m
198.6 m
170.2 m
170.4 m
212.2 m
182 m
500 RL
400 RL
300 RL
200 RL
100 RL
0 RL
600 RL
QUEST
RARE MINERALS LTD.
Lithology Legend
Structure/Texture Legend
SCALE 1 : 2500
Quest Rare Minerals
Strange Lake
B Zone
Section BL 2 + 700

Table 1 — Diamond Drillhole Location Table, B-Zone Deposit, Strange Lake Project, Québec

HOLE-ID	Easting	Northing	Elevation	Length	Dip	Azimuth
BZ09015	427851.48	6243130.11	446.38	306.0	-60	145.6
BZ10044	428190.00	6243130.00	450.00	158.4	-90	0
BZ10045	428187.00	6242935.00	472.00	185.3	-90	0
BZ10046	428188.00	6242736.00	496.00	173.5	-90	0
BZ10047	428253.00	6242820.00	505.00	200.7	-90	0
BZ10048	428255.00	6243018.00	460.00	198.6	-90	0
BZ10049	428290.00	6242956.00	476.00	170.2	-90	0
BZ10050	428287.00	6242759.00	504.00	266.4	-90	0
BZ10051	428325.00	6242896.00	492.00	170.4	-90	0
BZ10052	428359.00	6242836.00	507.00	212.2	-90	0
BZ10053	428396.00	6242774.00	511.00	179.8	-90	0
BZ10054	428218.00	6242679.00	518.00	224.4	-90	0
BZ10055	428111.00	6242684.00	510.00	194.3	-90	0
BZ10056	428420.00	6242921.00	483.00	179.4	-90	0
BZ10057	428460.00	6242859.00	502.00	206.3	-90	0
BZ10058	428495.00	6242796.00	521.00	233.5	-90	0
BZ10059	428355.00	6243043.00	475.00	320.6	-90	0
BZ10060	428279.00	6243174.00	450.00	212.6	-90	0
BZ10061	428389.69	6243175.29	454.58	193.6	-90	0
BZ10062	428428.14	6243113.36	461.90	188.5	-90	0
BZ10063	428460.36	6243053.08	469.40	260.4	-90	0
BZ10064	428495.13	6242995.64	481.83	251.4	-90	0
BZ10065	427942.00	6243159.00	437.00	189.7	-90	0
BZ10066	427893.00	6242843.00	456.00	272.4	-90	0
BZ10067	427858.00	6242905.00	441.00	215.3	-90	0
BZ10068	427798.00	6242808.00	456.00	188.5	-90	0
BZ10069	427701.00	6242776.00	452.00	204.7	-90	0
BZ10070	427738.00	6242914.00	440.00	248.3	-90	0

		TOTAL METRES		6005.4